Filed by Canadian Imperial Bank of Commerce

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PrivateBancorp, Inc.

(File No. 001-34066)

Registration Statement File Nos.: 333-213147

333-217170

Dated June 8, 2017

CIBC receives all required regulatory approvals for PrivateBancorp transaction

Closing anticipated on June 23, 2017

TORONTO and CHICAGO, June 7, 2017 – CIBC (TSX: CM) (NYSE: CM) and PrivateBancorp, Inc. (Nasdaq: PVTB) today announced that they have received all regulatory approvals required to complete CIBC’s acquisition of Chicago-based PrivateBancorp, Inc. pursuant to their amended merger agreement announced on May 4, 2017. CIBC and PrivateBancorp anticipate that the acquisition will close on June 23, 2017.

As previously announced, the amended merger agreement provides that upon completion of the proposed acquisition, PrivateBancorp stockholders will receive US$27.20 in cash and 0.4176 of a CIBC common share for each share of PrivateBancorp common stock held.

CIBC also announced today that the previously announced dividend of $1.27 per share on common shares for the quarter ending July 31, 2017 and payable on July 28, 2017 will be paid to shareholders of record at the close of business on June 28, 2017. As previously announced on May 4, 2017, the record date for this dividend will allow PrivateBancorp’s stockholders to receive the dividend in respect of CIBC common shares received in the merger and held through the record date.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units – Retail and Business Banking, Wealth Management and Capital Markets, CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre/ or by following on Twitter @CIBC, Facebook (www.facebook.com/CIBC) and Instagram @CIBCNow.

About PrivateBancorp, Inc.

PrivateBancorp, Inc., through its subsidiary The PrivateBank, delivers customized business and personal financial services to middle-market companies, as well as business owners, executives, entrepreneurs and families in all of the markets and communities it serves. As of March 31, 2017, the company had 36 offices in 13 states and US$20.4 billion in assets. The company’s website is www.theprivatebank.com.

Forward Looking Statements

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies of PrivateBancorp and CIBC and the regulatory environment in which they operate and outlook for calendar year 2017 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the reports of PrivateBancorp and CIBC filed with the SEC, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we and CIBC have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the merger between PrivateBancorp and CIBC will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the reports filed by PrivateBancorp and CIBC with the SEC. Any forward-looking statements contained in this communication represent the views of management only as of the date hereof and are presented for the purpose of assisting our stockholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this communication or in other communications except as required by law.

For further information:

CIBC Contacts:

Investors: John Ferren, john.ferren@cibc.com, 416-980-2088; Alice Dunning, alice.dunning@cibc.com, 416-861-8870;

Media: Caroline Van Hasselt, caroline.vanhasselt@cibc.com, 416-784-6699;

PrivateBancorp Contacts:

Investors: Jeanette O’Loughlin, joloughlin@theprivatebank.com, 312-564-6076;

Media: Amy Yuhn, ayuhn@theprivatebank.com, 312-564-1378